U.S. Shipping Partners L.P.
399 Thornall Street, 8th Floor
Edison, New Jersey 08837

October 25, 2004

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	U.S. Shipping Partners L.P.
Tandy Letter — Acceleration Request
Registration Statement on Form S-1 (Registration No. 333-118141)

Ladies and Gentlemen:

                In connection with the acceleration request of U.S. Shipping Partners L.P. (the “Registrant”) dated October 25, 2004, filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and as requested in the Staff’s comment letter dated September 10, 2004, the Registrant hereby acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If you require additional information, please call Roy Goldman at (212) 318-3219 or Yvan-Claude Pierre at (212) 318-3084.

Very truly yours,

U.S. SHIPPING PARTNERS L.P.

By:	US Shipping General Partner LLC,
its General Partner

By:	/s/ Paul B. Gridley
Name: Paul B. Gridley
Title: Chief Executive Officer